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                            March 13, 2024

       Joanne Wendy Kim
       Chief Financial Officer
       BIOVIE INC.
       680 W Nye Lane, Suite 204
       Carson City, NV 89703

                                                        Re: BIOVIE INC.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed August 16,
2023
                                                            File No. 001-39015

       Dear Joanne Wendy Kim:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 32

   1. Please revise your future filings to disclose the costs incurred during each period presented for each of
your key research and development projects or key programs
                                                        separately. If you do
not track your research and development costs by project or program, please disclose that
fact and explain why you do not maintain and evaluate research and development costs by
project or program. For amounts that are not tracked by project or program, provide other
quantitative or qualitative disclosure that provides more
                                                        transparency as to the
type of research and development expenses incurred (i.e. by nature or type of expense)
which should reconcile to total research and development expense on the Statements of
Operations.
 Joanne Wendy Kim
BIOVIE INC.
March 13, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649
with any questions.



FirstName LastNameJoanne Wendy Kim                        Sincerely,
Comapany NameBIOVIE INC.
                                                          Division of
Corporation Finance
March 13, 2024 Page 2                                     Office of Life
Sciences
FirstName LastName